Exhibit 99.6

ANNEX F

SAMPLE OF PROXY TO EXERCISE DISCRETION

(To be printed out on the Company’s letterhead)

PROXY / POWER OF ATTORNEY

I, (Insert Full Name of Shareholder) ____________________________________________________, shareholder of QIWI PLC, Registration Number HE 193010 (the “Company”), after having received due notice (the “Notice”) for the Annual General Meeting of the shareholders of the Company, which is to be held on August 27, 2024, at 10:00 am (Cyprus time) at QIWI’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus (the “AGM”) and whilst acknowledging the matters stated in and disclosed by the Notice, hereby appoint (Insert Full Name of Proxy) ___________________________________________________________________________ (passport No.____________________________, residing at ______________________________________) (the “Proxy”), as our proxy to vote (either on a show of hands or on a poll) in our name and on our behalf at the AGM at his own discretion as the Proxy may deem appropriate and to demand a poll if the Proxy deems it appropriate.

Signed on the ____ day of ______________, 2024.

Signature:

Name of Shareholder:

(To be stamped with Company’s seal)